Filed Pursuant to Rule 424(b)(5)
Registration No. 333-294011

PROSPECTUS SUPPLEMENT DATED NOVEMBER 3, 2026

(TO PROSPECTUS DATED MARCH 4, 2026)

Oculis Holding AG

Up to $125,000,000

Ordinary Shares

This prospectus supplement is being filed to update, amend and supplement certain information in the sales agreement prospectus, or the ATM Prospectus, filed with the Securities and Exchange Commission, or the SEC, on March 4, 2026, filed as part of our registration statement on Form F-3ASR (File No. 333-294011). This prospectus supplement should be read in conjunction with the ATM Prospectus. This prospectus supplement is only intended to update, amend and supplement certain information in the ATM Prospectus to the extent set forth herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

We previously entered into that certain Amended and Restated Sales Agreement, or the Sales Agreement, with Leerink Partners LLC, or Leerink Partners, dated March 4, 2026, relating to the offer and sale of shares of our ordinary shares, nominal value CHF 0.01 per share, through Leerink Partners acting as our sales agent or principal. The ATM Prospectus and Sales Agreement covered the offering, issuance and sale by us of up to a maximum aggregate offering price of $100,000,000 of our ordinary shares. As of the date of this prospectus supplement, we sold an aggregate of $61,323,500 of our ordinary shares pursuant to the Sales Agreement and the ATM Prospectus. On November 3, 2026, we entered into Amendment No. 1 to the Sales Agreement, as so amended, the Amended Sales Agreement, to increase the maximum aggregate offering price of ordinary shares that we may offer and sell under the Amended Sales Agreement from $100,000,000 to such number as would not, among other limitations, exceed the number or dollar amount of shares registered on an effective registration statement pursuant to which the offering is made and for which we have filed prior to commencing the offering a prospectus or prospectus supplement. After giving effect to this prospectus supplement, we have capacity to offer and sell up to an aggregate offering price of $125,000,000 of our ordinary shares pursuant to the Amended Sales Agreement.

Our ordinary shares are traded on The Nasdaq Global Market, or Nasdaq, and The Nasdaq Iceland Main Market, or Nasdaq Iceland, under the symbol “OCS.” On November 2, 2026, the last sale price of our ordinary shares as reported by Nasdaq was $7.71 per ordinary share. On November 2, 2026, the last sale price of our ordinary shares as reported by Nasdaq Iceland was ISK 994.00 per ordinary share.

We are a “foreign private issuer” under applicable SEC rules and are eligible for reduced public company disclosure requirements.

Sales of our ordinary shares, if any, under the prospectus supplement, as amended by this amendment, will be made by any method permitted that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act. Leerink Partners is not required to sell any specific number or dollar amount of securities but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Leerink Partners and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation to Leerink Partners for sales of ordinary shares sold pursuant to the Sales Agreement will be up to 3.0% of the gross proceeds of any ordinary shares sold under the Sales Agreement. In connection with the sale of the ordinary shares on our behalf, Leerink Partners will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Leerink Partners will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Leerink Partners with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Plan of Distribution” beginning on page S-1 below for additional information regarding Leerink Partners’ compensation.

INVESTING IN OUR ORDINARY SHARES INVOLVES SIGNIFICANT RISKS. YOU SHOULD REVIEW CAREFULLY THE RISK FACTORS ON PAGE S-4 OF THE ATM PROSPECTUS AND UNDER SIMILAR HEADINGS IN OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR ORDINARY SHARES.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus supplement and this amendment. Any representation to the contrary is a criminal offense.

Leerink Partners

The date of this Prospectus Supplement is November 3, 2026

S

PLAN OF DISTRIBUTION

We have entered into an amendment to the amended and restated Sales Agreement with Leerink Partners (together, the “Sales Agreement”) under which we may issue and sell shares of our ordinary shares from time to time through or to Leerink Partners acting as our sales agent or principal. Pursuant to this prospectus supplement, we may offer and sell up to $125,000,000 of our ordinary shares under the Sales Agreement.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Leerink Partners may sell our ordinary shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may instruct Leerink Partners not to sell our ordinary shares if the sales cannot be effected at or above a minimum price designated by us from time to time. We or Leerink Partners may suspend the offering of our ordinary shares under the Sales Agreement upon proper notice and subject to other conditions.

We will pay Leerink Partners commissions, in cash, for its services in acting as agent in the sale of our ordinary shares. Leerink Partners will be entitled to compensation at a commission rate of up to 3.0% of the gross proceeds from the sales of any ordinary shares sold pursuant to the Sales Agreement. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. Pursuant to the terms of the Sales Agreement, we have also agreed to reimburse Leerink Partners for certain specified expenses, including the fees and disbursements of its legal counsel and FINRA counsel fees in an amount not to exceed $55,000.

Additionally, pursuant to the terms of the Sales Agreement, we agreed to reimburse Leerink Partners for the reasonable and documented fees and costs of its legal counsel reasonably incurred in connection with Leerink Partners’ ongoing diligence arising from the transactions contemplated by the Sales Agreement in an amount not to exceed $25,000 per calendar quarter. We estimate that total expenses for the offering excluding compensation payable to Leerink Partners under the terms of the Sales Agreement will be approximately $1,500,000.

Settlement for sales of our ordinary shares will occur on the second trading day following the date on which any sales are made, or on some other date that is agreed upon by us and Leerink Partners in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our ordinary shares as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Leerink Partners may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Leerink Partners will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to solicit offers to purchase the ordinary shares under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of the shares of ordinary shares on our behalf, Leerink Partners will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Leerink Partners will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Leerink Partners against certain civil liabilities, including liabilities under the Securities Act.

Leerink Partners and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of its business, Leerink Partners may actively trade our securities for its own account or for the accounts of customers, and, accordingly, Leerink Partners may at any time hold long or short positions in such securities.

This offering of our ordinary shares pursuant to Sales Agreement will terminate as permitted therein.

Our ordinary shares are listed and traded on The Nasdaq Global Market and The Nasdaq Iceland Main Market under the symbol “OCS.” The transfer agent and registrar of our ordinary shares is Continental Stock Transfer & Trust Company.